EXHIBIT 99.7

CONSENTS OF AUTHOR

I consent to the reliance in this Annual Report on Form 40-F of Northern Orion Resources Inc. of our report dated March 24, 2005 entitled "Northern Orion Resources Inc. Agua Rica Project, Argentina" which Northern Orion Resources Inc. has referred to in its Annual Information Form for the year ended December 31, 2004 (the "AIF") and to the use of my name in the AIF under the heading "Description of the Business – Agua Rica Project – Hatch Report".

/s/ Callum Grant
Callum Grant, P.Eng. Hatch Associates Ltd. Vancouver, British Columbia, Canada March 29, 2005

I consent to the reliance in this Annual Report on Form 40-F of Northern Orion Resources Inc. of our report dated March 24, 2005 entitled "Northern Orion Resources Inc. Agua Rica Project, Argentina" which Northern Orion Resources Inc. has referred to in its Annual Information Form for the year ended December 31, 2004 (the "AIF") and to the use of my name in the AIF under the heading "Description of the Business – Agua Rica Project – Hatch Report".

/s/ Gary H. Giroux
Gary H. Giroux Giroux Consultants Ltd. Vancouver, British Columbia, Canada March 29, 2005